APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Good Beer LLC

Profit and Loss

January - December 2019

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	200.00
Bank Charges & Fees	15.00
Car & Truck	1,446.98
Contractors	9,680.00
Fixtures, Finishes, & Equipment	9,439.25
Insurance	924.03
Legal & Professional Services	2,821.27
Meals & Entertainment	1,092.38
Office Supplies & Software	502.79
Salaries & Wages	6,200.00
Taxes & Licenses	300.00
Travel	227.06
Total Expenses	**$32,848.76**
NET OPERATING INCOME	**$ -32,848.76**
NET INCOME	**$ -32,848.76**

Good Beer LLC

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk (2246)	158,184.36
Total Bank Accounts	**$158,184.36**
Other Current Assets	
Uncategorized Asset	7,900.00
Total Other Current Assets	**$7,900.00**
Total Current Assets	**$166,084.36**
TOTAL ASSETS	**$166,084.36**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Owner's Pay & Personal Expenses	-1.59
Retained Earnings	-26,065.29
Stackmend 1, LLC Capital Account	225,000.00
Net Income	-32,848.76
Total Equity	**$166,084.36**
TOTAL LIABILITIES AND EQUITY	**$166,084.36**

Good Beer LLC

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-32,848.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Uncategorized Asset	-7,900.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-7,900.00**
Net cash provided by operating activities	**$ -40,748.76**
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	-1.59
Net cash provided by financing activities	**$ -1.59**
NET CASH INCREASE FOR PERIOD	**$ -40,750.35**
Cash at beginning of period	198,934.71
CASH AT END OF PERIOD	**$158,184.36**

Good Beer LLC

Profit and Loss

January - December 2020

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	5,429.79
Car & Truck	2,973.30
Contractors	71,524.89
Fixtures, Finishes, & Equipment	9,014.46
Insurance	610.97
Legal & Professional Services	5,865.43
Meals & Entertainment	316.65
Office Supplies & Software	1,011.07
Other Business Expenses	1,890.70
Rent & Lease	845.00
Repairs & Maintenance	400.00
Salaries & Wages	3,325.00
Taxes & Licenses	4,574.54
Total Expenses	**$107,781.80**
NET OPERATING INCOME	**$ -107,781.80**
NET INCOME	**$ -107,781.80**

Good Beer LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Academy Checking	99,967.00
Business Fundamentals Chk (2246)	300,402.56
Total Bank Accounts	**$400,369.56**
Other Current Assets	
Uncategorized Asset	7,900.00
Total Other Current Assets	**$7,900.00**
Total Current Assets	**$408,269.56**
TOTAL ASSETS	**$408,269.56**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Opening Balance Equity	99,967.00
Owner's Investment	250,000.00
Owner's Pay & Personal Expenses	-1.59
Retained Earnings	-58,914.05
Stackmend 1, LLC Capital Account	225,000.00
Net Income	-107,781.80
Total Equity	**$408,269.56**
TOTAL LIABILITIES AND EQUITY	**$408,269.56**

Good Beer LLC

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-107,781.80
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -107,781.80**
FINANCING ACTIVITIES	
Opening Balance Equity	99,967.00
Owner's Investment	250,000.00
Net cash provided by financing activities	**$349,967.00**
NET CASH INCREASE FOR PERIOD	**$242,185.20**
Cash at beginning of period	158,184.36
CASH AT END OF PERIOD	**$400,369.56**

Good Beer LLC

Balance Sheet
As of March 16, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Academy Checking	49,983.50
Business Fundamentals Chk (2246)	197,390.05
Total Bank Accounts	**$247,373.55**
Other Current Assets	
Uncategorized Asset	7,900.00
Total Other Current Assets	**$7,900.00**
Total Current Assets	**$255,273.55**
TOTAL ASSETS	**$255,273.55**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Opening Balance Equity	99,967.00
Owner's Investment	250,000.00
Owner's Pay & Personal Expenses	-1.59
Retained Earnings	-166,695.85
Stackmend 1, LLC Capital Account	225,000.00
Net Income	-152,996.01
Total Equity	**$255,273.55**
TOTAL LIABILITIES AND EQUITY	**$255,273.55**

I, Eric Flanagan, certify that:

1. The financial statements of Good Beer LLC. included in this Form are true and complete in all material respects; and
2. The tax return information of Good Beer LLC. included in this Form reflects accurately the information reported on the tax return for Good Beer LLC. for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Eric Flanagan*

Name: Eric Flanagan

Title: Owner